Oakpoint Solutions, LLC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **OAKPOINT SOLUTIONS,LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
100 SOUTH ASHLEY DRIVE, SUITE 1130
(No. and Street)

TAMPA	**FL**	**33602**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gerard Coughlin	212-588-6400	info@oakpointadv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Hacker Johnson & Smith PA
(Name – if individual, state last, first, and middle name)

500 North Westshore Boulevard, Suite 1000	Tampa	Florida	33609
(Address)	(City)	(State)	(Zip Code)

09/29/2009	400
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, GERARD COUGHLIN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OAKPOINT SOLUTIONS, LLC, as of 4/15, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH RAMOS SANCHEZ
Notary Public - State of Florida
Commission # HH 562716
My Comm. Expires Jun 18, 2028
Bonded through National Notary Assn.

Signature:

Title:
CEO/MANAGING PARTNER

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: FACING PAGE, COPY OF SIPC SUPPLEMENTAL REPORT

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C O N T E N T S

	Page



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members
of Oakpoint Solutions, LLC
Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oakpoint Solutions, LLC (the "Company") as of December 31, 2024, the related statement of income, changes in members' equity, and cash flows for the year then ended, and the related notes and the computation of net capital (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Oakpoint Solutions, LLC's auditor since 2015.
Tampa, Florida
April 14, 2025

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

OAKPOINT SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
 DECEMBER 31, 2024

ASSETS

CASH	$	150,036
DUE FROM AFFILIATE		267,887
MANAGEMENT FEES RECEIVABLE		3,550,656
OPERATING LEASE RIGHT OF USE ASSET		358,476
OTHER ASSETS		31,842
	$	4,358,897

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	16,387
Operating Lease Liability		389,649
Total liabilities		406,036
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		3,952,861
	$	4,358,897

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2024

REVENUE		
Management fees	$	6,105,518
EXPENSES		
Salaries		805,238
Commissions		3,822,813
Professional fees		1,090,938
Travel		72,103
Communications		135,494
Rent		39,204
Office Expenses		29,051
Dues and Subscriptions		36,397
Regulatory Fees		31,499
Other general and administrative		700
Bank service charges		2,442
Marketing Events		1,950
Business Licenses and Permits		3,156
Depreciation		1,203
Advertising and Promotion		1,245
Total expenses		6,073,433
NET INCOME	$	32,085

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2024

Balance at December 31 ,2023	$ 3,920,776
Net Income	32,085
Balance at December 31, 2023	$ 3,952,861

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	32,085
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,203
Changes in operating assets and liabilities:		
Due from Affiliate		(168,959)
Management Fees Receivable		163,752
Other assets		(287)
Accounts payable and accrued liabilities		(3,221)
Net change in operating leases		19,121
Total adjustments		11,609
Net cash provided by operating activities		43,694
NET INCREASE IN CASH		43,694
CASH - BEGINNING OF YEAR		106,342
CASH - END OF YEAR	$	150,036

Supplemental disclosure of cash flow information-		
Cash paid during the year for interest	$	-
Noncash transaction-		
Operating lease right-to-use asset obtained in exchange for operating lease liabilities recognized	$	385,826

See Accompanying Notes to Financial Statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Oakpoint Solutions, LLC. ("Oakpoint" or the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company conducts activities as a finder and/or placement agent to unaffiliated institutional investment fund managers ("Investment managers") that issue private placement securities exempt from registration with the SEC. Fund sales in which the Company engages involve securities not required to be registered with the SEC pursuant to the Securities Act of 1933 and that are offered by Investment managers registered with the SEC pursuant to the Investment Company Act of 1940. The Company is a wholly-owned subsidiary of CKT LLC ("CKT"), a Delaware limited liability company.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Regulatory oversight includes periodic examinations by FINRA and other regulatory bodies to determine whether the Company is conducting operations in accordance with the requirements of these organizations. The Company regularly reports financials to FINRA in accordance with their guidelines.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to prevailing practices within the industry. The following summarizes the more significant of these policies and practices.

Subsequent Events

Management has evaluated events occurring subsequent to the balance sheet date through April 14, 2025 (the financial statement issuance date), determining no events require additional disclosure in these financial statements.

Single Segment Reporting

The Company is engaged in a single line of business as a securities broker/dealer. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure the profit and loss of the segment are the same as those described in this summary of significant accounting policies.

(continued)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

Revenue Recognition. The Company's recognizes revenues in accordance with GAAP. The following summarizes the Company's revenue recognition accounting policies:

Management and Marketing Fees. In return for its private placement and marketing services, the Company receives fees on a periodic basis after the private placement transactions close. The fees include (a) a percentage of the management fees received by the Investment managers, a percentage of the performance incentive fees or incentive allocations received by Investment managers ("Management fees") and, in some cases, (b) a retainer fee for marketing services ("Marketing fees"). The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Management fees are recognized as the services are rendered over the contract period. Marketing fees are recognized as services are rendered on a quarterly basis.

Through the Company's involvement in each private placement transaction, the Company develops models to project revenues expected in the future. The Company reconciles the revenue amounts due to be received with the Investment managers for each fee payment. The Investment managers and their 3rd party administrator provide investment and capital account balance data, as well as performance data to support the management fees due to the Company.

Private Placement Fees

The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company places the securities from the issuer). The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs. There were no private placement fees recognized during the year ended December 31, 2024.

(continued)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Management Fees Receivable

Management fees receivable are billed based on the terms of the individual contracts with the Company's customers and includes $3.6 million and 3.7 million in placement fees at December 31, 2024 and 2023. During 2017, the Company placed approximately $213 million in a private placement transaction. The Company's placement fees were contingent on an 8% return of the fund and payable on or before liquidation of the fund. As of December 31, 2024, management has determined that the fund has sufficient resources to meet its obligations and has determined that an allowance for doubtful accounts was not necessary.

Allowance for Credit Losses

The Company recognizes an expected allowance for credit losses with respect to its management fees receivable. In addition, also at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. Management fees receivable are evaluated individually. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes historical loss information is a reasonable starting point in which to calculate the expected allowance for credit losses. The Company writes off receivables when there is information that indicates the customer is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized as an offset to credit loss expense in the year of recovery. At December 31, 2024, there was no allowance for credit losses. There were no accounts written off during the year ended December 31, 2024.

Cash and Cash Equivalents

The Company considers all cash and highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

Property and Equipment

Furniture, fixtures and office equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset.

Income Taxes

The Company is a single member limited liability company and, as such, is treated as a disregarded tax entity for income tax purposes. Accordingly, all taxable income (loss) of the Company is reported by CKT in its tax returns.

(continued)

OAKPOINT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, the Company's Net Capital was $102,476 which exceeded the requirements by $97,476. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.46 to 1 at December 31, 2024.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2024 is fully depreciated.

Furniture and fixtures	$	42,558
Office equipment		29,992
		72,550
Less: accumulated depreciation		(72,550)
	$	-

Depreciation expense amounted to $1,203 for the year ended December 31, 2024.

NOTE 4. LEASES

The Company recognizes operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the adoption date of the lease. If the lease does not provide implicit rates, the incremental borrowing rate is used in determining the present value of future payments. Lease agreements that have lease and non-lease components, are accounted for as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

(continued)

9

NOTE 4.   LEASES, CONTINUED

The operating lease obligation is for location used to conduct operations. The remaining lease term is 9 months, with an option to extend the lease. The components of lease expense and other lease information are as follows (in thousands):

	During the Year Ended December 31, 2024
Operating Lease Expense Recognized, net	$ 39,204
Cash paid for amounts included in measurement of lease liability	$ 93,553

	At December 31, 2024
Operating lease right-of-use asset	$ 358,476
Operating lease liability	$ 389,649
Remaining lease term	37 months
Discount term	3.96%

Future minimum lease payments under non-cancellable lease, reconciled to the Company's discounted lease liability are as follows:

For the Year Ending December 31	**Amount**
2025	$ 123,044
2026	138,163
2027	142,308
2028	12,124
Total future minimum lease payments	415,639
Less imputed interest	(25,990)
Total operating lease liability	$ 389,649

(continued)

NOTE 5.   **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with Oakpoint, LLC, a whole owned subsidiary of CKT, as of December 31, 2024. Oakpoint, LLC was required to reimburse the Company for certain administrative, operational and management expenses, including rent. At December 31, 2024 the Company had $267,887 in receivables from Oakpoint, LLC related to the expense sharing agreement. During the year ended December 31, 2024 Oakpoint, LLC reimbursed the Company $189,000 in expenses.

SUPPLEMENTAL INFORMATION

OAKPOINT SOLUTIONS, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2024

Total Member's Equity	$	3,952,861
Deductions		
Management fees receivable		3,550,656
Due from affiliate		267,887
Other Assets		31,842
Total deductions		3,850,385
NET CAPITAL		102,476
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $5,000 OR		
6 2/3 percent of AGGREGATE INDEBTEDNESS OF $47,560		5,000
EXCESS NET CAPITAL	$	97,476
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.46 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities and net operating lease liability	$	47,560

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2024.

OAKPOINT SOLUTIONS, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2024

In accordance with the provisions of 17 C.F.R. § 240.15c3-3 based upon footnote 74 of SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff the Company is considered a "Non-Covered Firm" and is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.



Report of Independent Registered Public Accounting Firm on Exemption Report

To the Members
Oakpoint Solutions, LLC
Tampa, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Oakpoint Solutions, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from the provisions of 17 C.F.R. § 240.15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. In the accompanying Exemption report, the Company's management stated that the identified exemption provisions have been met through the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
April 14, 2025

OAKPOINT SOLUTIONS, LLC
EXEMPTION REPORT
DECEMBER 31, 2024

Oakpoint Solutions, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is considered a "Non-Covered Firm" exempt from the provisions of 17 C.F.R § 240.15c3-3, based upon footnote 74 of SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff and the Company met the exemption provisions throughout the period from January 01, 2024 to December 31, 2024 without exception.

Oakpoint Solutions, LLC

Gerard Coughlin
CEO/CCO

Date: 4/16/25

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Oakpoint Solutions, LLC
100 South Ashley Drive, Suite 1130
Tampa, Florida 33602

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Oakpoint Solutions, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to images of canceled checks noting no difference;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

Oakpoint Solutions, LLC
Page Two

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally applied, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
April 14, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:	
MEMBER NAME	*SEC No.*
OAKPOINT SOLUTIONS LLC	8-69477
For the fiscal period beginning ___1/1/2024___ and ending ___12/31/2024___	

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 6,105,518.00

2 Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

  b Net loss from principal transactions in securities in trading accounts. _____

  c Net loss from principal transactions in commodities in trading accounts. _____

  d Interest and dividend expense deducted in determining item 1. _____

  e Net loss from management of or participation in the underwriting or distribution of securities. _____

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. _____

  g Net loss from securities in investment accounts. _____

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 6,105,518.00

4 Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. _____

  b Revenues from commodity transactions. _____

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

  d Reimbursements for postage in connection with proxy solicitations. _____

  e Net gain from securities in investment accounts. _____

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

  h Other revenue not related either directly or indirectly to the securities business. _____

  Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income _____

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) _____

  c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 6,105,518.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 9,158.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 3,244.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 3,244.00		
d	Add lines 11a through 11c		$ 3,244.00	
12	**LESSER** of line 10 or 11d.			$ 3,244.00
13 a	Amount from line 8		$ 9,158.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 3,244.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 5,914.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 5,914.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-69477	DEA: FINRA	2024	Dec

MEMBER NAME OAKPOINT SOLUTIONS LLC
MAILING ADDRESS 100 SO ASHLEY DR STE 1130
TAMPA, FL 33602
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

OAKPOINT SOLUTIONS LLC	Christopher Capozzalo
(Name of SIPC Member)	(Authorized Signatory)
2/25/2025	ccapozzalo@oakpointadv.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.